SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          MIRAVANT MEDICAL TECHNOLOGIES
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    69329P103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                   PAUL CALAND
                           C/O ROBERT T. TUCKER, ESQ.
                               61 PURCHASE STREET
                               RYE, NEW YORK 10580
                                  914-967-8105
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 9 Pages)

================================================================================
                                  SCHEDULE 13D
CUSIP No. 69329P103                                            Page 2 of 9 Pages

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mr. Paul Caland
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a)  [X]
      (b)  [ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                     7.    SOLE VOTING POWER

                           18,922,934
                   -------------------------------------------------------------
                     8.    SHARED VOTING POWER
    NUMBER OF
      SHARES               0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        9.    SOLE DISPOSITIVE POWER
       EACH
    REPORTING              18,922,934
      PERSON       -------------------------------------------------------------
       WITH         10.    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,922,934

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      35.09%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No. 69329P103                                            Page 3 of 9 Pages

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      St. Cloud Investments, Ltd.
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group*
      (a)  [X]
      (b)  [ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                     7.    SOLE VOTING POWER

                           18,922,934
                   -------------------------------------------------------------
                     8.    SHARED VOTING POWER
    NUMBER OF
      SHARES               0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        9.    SOLE DISPOSITIVE POWER
       EACH
    REPORTING              18,922,934
      PERSON       -------------------------------------------------------------
       WITH         10.    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,922,934

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      35.09%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP No. 69329P103                                            Page 4 of 9 Pages


EXPLANATORY NOTE: Information set forth under each of the Items referenced below supplements the information set forth in the comparable items in Schedule 13D filed by Mr. Paul Caland ("Mr. Caland") with the Securities and Exchange Commission ("SEC") on March 10, 1999. To the extent that information in this Amendment No. 1 is inconsistent with information contained in the Schedule 13D filed on March 10, 1999, the information contained herein shall be deemed to modify or supersede, as the case may be, the information contained in the earlier filing. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as originally filed.

ITEM 1.    SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D is filed by Mr. Caland to amend and supplement the Schedule 13D filed with the SEC on March 10, 1999, with respect to the common stock, par value $.01 per share ("Common Stock") of Miravant Medical Technologies ("Miravant"), the principal executive offices of which are located at 336 Bollay Drive, Santa Barbara, California 93117.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed by Mr. Caland, an individual, and St. Cloud Investments, Ltd., a corporation organized under the laws of the British Virgin Islands ("SCI"; together with Mr. Caland, the "Reporting Persons").

(b-c) SCI is a privately-held investment company incorporated under the laws of the British Virgin Islands. Mr. Caland is the majority shareholder of SCI and may be deemed to beneficially own the shares of Common Stock held of record by SCI. The address of the principal office of SCI is c/o Nomina Financial Services Ltd., Waldmannstrasse 8, P.O. Box 391, Zurich Switzerland CH-8024. The directors are Robert T. Tucker and Nancy Main. Mr. Tucker is a citizen of the United States, his principal occupation is an attorney and his business address is 61 Purchase Street, Suite 2, Rye, New York 10580. Ms. Main is a citizen of the United States, her principal occupation is an attorney and her business address is 2525 Michigan Avenue, Suite A5, Santa Monica, CA 90404.

(d-e) During the last five years, neither Mr. Caland, SCI nor, to the best knowledge of SCI, the executive officers and directors of SCI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Caland is a citizen of France and SCI is a corporation organized under the laws of the British Virgin Islands.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 2004, SCI entered into the following transactions:

Through a privately negotiated transaction, SCI acquired from Acacias Financial, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Alert Investments, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

CUSIP No. 69329P103                                            Page 5 of 9 Pages


Through a privately negotiated transaction, SCI acquired from Big Cat Capital, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Camelford Holdings, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Danube Financial, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Delice Financial, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Gorumna, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Iris Financial, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Pearl Waves, Inc., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Pleyel Holdings, Ltd., a British Virgin Islands company, convertible promissory notes totaling $431,879.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 438,065 shares of Common Stock, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 100,000 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $632,379.

Through a privately negotiated transaction, SCI acquired from Kinaro Investments, S.A., convertible promissory notes totaling $826,837.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 826,837 shares of Common Stock, convertible debentures totaling $125,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 125,000 shares of Common Stock, and warrants to acquire 285,416 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $1,086,961.

CUSIP No. 69329P103                                            Page 6 of 9 Pages


Through a privately negotiated transaction, SCI acquired from Morebath Holdings, Ltd., a British Virgin Islands company, convertible promissory notes totaling $826,837.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 826,837 shares of Common Stock, convertible debentures totaling $125,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 125,000 shares of Common Stock, and warrants to acquire 285,416 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $1,086,961.

Through a privately negotiated transaction, SCI acquired from Tioman Finance, Ltd., a British Virgin Islands company, convertible promissory notes totaling $826,837.00, due 12/31/08, carrying an interest rate of 9.4%, and convertible into 826,837 shares of Common Stock, convertible debentures totaling $125,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 125,000 shares of Common Stock, and warrants to acquire 285,416 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $1,086,961.

Through a privately negotiated transaction, SCI acquired from Bomoseen Investments, Ltd., a British Virgin Islands company, convertible debentures totaling $750,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 750,000 shares of Common Stock, and warrants to acquire 562,500 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $1,008,750.

Through a privately negotiated transaction, SCI acquired from Dandelion International, Ltd., a British Virgin Islands company, convertible debentures totaling $625,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 625,000 shares of Common Stock, and warrants to acquire 468,750 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $840,625.

Through a privately negotiated transaction, SCI acquired from Silver Creek Investments, Ltd., a British Virgin Islands company, convertible debentures totaling $750,000.00, due 8/28/08, carrying an interest rate of 8.0%, and convertible into 750,000 shares of Common Stock, and warrants to acquire 562,500 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $1,008,750.

Through a privately negotiated transaction, SCI acquired from Princess Finance, Ltd., a British Virgin Islands company, warrants to acquire 250,000 shares of Common Stock at $0.50 per share, and warrants to acquire 787,500 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $524,750.

Through a privately negotiated transaction, SCI acquired from Saules Holdings, Ltd., a British Virgin Islands company, warrants to acquire 300,000 shares of Common Stock at $0.50 per share, and warrants to acquire 787,500 shares of Common Stock at $1.00 per share. The total consideration paid by SCI was valued by the parties at $545,250.

ITEM 4.    PURPOSE OF TRANSACTION.

         The shares were acquired by the Reporting Persons solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now owns or hereafter may acquire.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

CUSIP No. 69329P103                                            Page 7 of 9 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons may be deemed to be the beneficial owners of 18,922,934 shares of Common Stock, consisting of 1,486,772 shares of Common Stock, debentures convertible into 2,500,000 shares of Common Stock ("Debentures"), notes convertible into 6,861,162 shares of Common Stock ("Notes") and warrants to purchase 8,075,000 shares of Common Stock ("Warrants"), constituting approximately 35.09% of the outstanding shares of Common Stock (which calculation is based on 36,496,772 shares of Common Stock outstanding on November 10, 2004 as reported in the Company's Form 10-Q filed on November 15, 2004 and as adjusted to reflect the assumed conversion of the Debentures and Notes and the assumed exercise the Warrants which are exercisable within 60 days of the date hereof).

         Due to his position as the majority holder of the stock of SCI, Mr. Caland may, pursuant to the Act, be deemed to the be the beneficial owner of the Common Stock owned directly by SCI. To the best knowledge of the Reporting Persons, none of the executive officers and directors of SCI, other than Mr. Caland beneficially owns any Common Stock.

(b) SCI has the sole power to vote and dispose of the Common Stock. Mr. Caland, in his capacity as the majority holder of the stock of SCI, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock.

(c) Except as set forth in Item 3, neither Mr. Caland, SCI, nor to the best knowledge of the Reporting Persons, the executive officers and directors of SCI has effected any transaction in the Common Stock in the past sixty (60) days.

(d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits filed herewith, neither Mr. Caland, SCI nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. - Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

CUSIP No. 69329P103                                            Page 8 of 9 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 2005                         ST. CLOUD INVESTMENTS, LTD.

                                               By: /s/ Nancy Main
                                                   -----------------------
                                                   Nancy Main
                                                   Title: Director

                                                   /s/ Paul Caland
                                                   -----------------------
                                                   Paul Caland

CUSIP No. 69329P103                                            Page 9 of 9 Pages


EXHIBIT A

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), the undersigned hereby agrees to the joint filing of the Statements referred to below on behalf of each of them of statements of beneficial ownership (collectively, "Statements") pursuant to Regulation 13D-G under the Exchange Act (including amendments to such Statements) with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Miravant Medical Technologies, a Delaware corporation, and that this Agreement be included as an Exhibit to such joint filing.

         Each of the undersigned Reporting Persons hereby constitutes and appoints Nancy Main, with full power of substitution, as the attorney-in-fact of the undersigned for the purpose of executing and filing all Statements to be filed by such Reporting Persons (including amendments thereto) with respect to the Common Stock, Debentures, Notes and Warrants. This Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement and Power of Attorney this 10th day of January 2005.


                                               ST. CLOUD INVESTMENTS, LTD.


                                               By: /s/ Nancy Main
                                                   -----------------------
                                                   Nancy Main
                                                   Title: Director

                                                   /s/ Paul Caland
                                                   -----------------------
                                                   Paul Caland